Exhibit 99.1

Financial News

CIBC ANNOUNCES THIRD QUARTER 2017 RESULTS

Toronto, ON – August 24, 2017 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2017.

Third quarter highlights

•	Reported net income was $1,097 million, compared with $1,441 million for the third quarter a year ago, and $1,050 million for the prior quarter.

•	Adjusted net income(1) was $1,166 million, compared with $1,072 million for the third quarter a year ago, and $1,070 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.60, compared with $3.61 for the third quarter a year ago, and $2.59 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.77, compared with $2.67 for the third quarter a year ago, and $2.64 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 16.3% and adjusted ROE(1) was 17.3%.

“Our strong results this quarter reflect solid contributions from our strategic business units, as well as our acquisition of The PrivateBank, which closed in June,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “This acquisition expands CIBC’s geographical reach delivering enhanced growth opportunities and is a pivotal milestone as we create a strong cross-border platform, and continue to build a client-first culture that strengthens and deepens our relationships with clients.”

Results for the third quarter of 2017 were affected by the following items of note aggregating to a negative impact of $0.17 per share:

•	$45 million ($33 million after-tax) increase in legal provisions;

•	$38 million ($29 million after-tax) in transaction and integration-related costs associated with the acquisition of The PrivateBank; and

•	$10 million ($7 million after-tax) amortization of intangible assets.

We maintained strong Basel III Common Equity Tier 1, Tier 1 and Total capital ratios of 10.4%, 11.9% and 13.7%, respectively, on an all-in basis compared with 12.2%, 13.5% and 15.4%, respectively, from the prior quarter, reflecting the impact on regulatory capital of the acquisition of The PrivateBank. CIBC’s Basel III leverage ratio at July 31, 2017 was 3.9% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.30 per share.

Core business performance

Canadian Retail and Business Banking reported net income of $719 million for the third quarter, up $53 million or 8% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $720 million, up $53 million or 8% from the third quarter a year ago. Solid volume growth and higher fees were partially offset by narrower spreads and higher spending on strategic initiatives.

Canadian Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience. During the third quarter of 2017:

•	CIBC earned the highest overall score for the fourth consecutive year for online banking functionality among the five largest retail banks in Canada in Forrester Research Inc.’s 2017 Canadian Online Banking Benchmark report;

•	CIBC ranked #1 among the six largest retail banks in Canada for the third consecutive year in the Investment Executive 2017 Report Card on Banks; and

•	CIBC was the first Canadian financial institution to offer all three leading mobile wallets and the first major Canadian bank to introduce free mobile credit scores for clients.

Canadian Wealth Management reported net income of $136 million for the third quarter, down $370 million or 73% from the third quarter a year ago, which included a gain of $383 million, net of transaction costs, on the sale of our minority investment in American Century Investments. Excluding this gain and other items of note, adjusted net income(1) was $136 million, up $12 million or 10% from the third quarter a year ago, driven by higher revenue, partially offset by higher expenses. The higher revenue was driven primarily by growth in fee-based client assets and higher commission revenue from debt and equity issuance activity.

During the third quarter of 2017, Canadian Wealth Management continued to make progress against our objectives of enhancing client experience, driving asset growth, and simplifying our business platform:

•	We introduced a suite of new, lower-cost CIBC Passive Portfolios to improve value and accessibility for Canadian investors;

•	We enhanced our investment lineup including management fee reductions, lower investment minimums and a simplified product offering; and

•	We launched the CIBC Active Global Currency Pool for institutional investors, leveraging our 20-year track record of managing active currency strategies for institutional investors.

U.S. Commercial Banking and Wealth Management reported net income of $40 million for the third quarter, up $17 million or 74% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $44 million, up $19 million or 76% from the third quarter a year ago, primarily due to the inclusion of the results of The PrivateBank in the current quarter.

During the third quarter of 2017, U.S. Commercial Banking and Wealth Management:

•	Completed the acquisition of The PrivateBank, a Chicago-based commercial bank with personal banking and wealth management capabilities;

•	Entered into a definitive agreement to acquire Geneva Advisors, a private wealth management firm headquartered in Chicago. This transaction is expected to close in the fourth quarter at which time it will become part of CIBC’s private wealth management business in the U.S.; and

•	Received first time deposit ratings from Moody’s and Fitch for The PrivateBank, expanding our capabilities to serve new and existing commercial clients.

Capital Markets reported net income of $252 million for the third quarter, down $29 million or 10% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $252 million, down $38 million or 13%, primarily due to lower revenue, partially offset by lower expenses. Revenue was lower primarily due to lower equity derivatives and interest rate trading and lower equity underwriting revenue, partially offset by higher corporate banking revenue and investment portfolio gains.

As a leading capital markets franchise in Canada serving clients around the world, Capital Markets acted during the third quarter of 2017 as:

•	Joint bookrunner on a US$2.0 billion bond offering for the Province of Ontario;

•	Sole bookrunner for TransAlta Corp.’s $1.0 billion credit facility and TransAlta Renewables Inc.’s new $500 million credit facility;

•	Joint bookrunner on a $1.2 billion three-tranche bond offering for Enbridge Inc.;

•	Financial advisor to Barrick Gold on the sale of a 50% joint venture interest in the Veladero gold mine to Shandong Gold for US$960 million; and

•	Joint bookrunner on $414 million of subscription receipts for Intact Financial Corporation.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $209 million. Excluding loan losses of $40 million in our exited European leveraged finance portfolio in the prior year quarter reported as an item of note, the provision for credit losses was up $6 million or 3% from the same quarter last year. This increase was primarily due to losses in our pre-existing U.S. real estate finance portfolio.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2016 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

				For the three months ended		For the nine months ended
$ millions		2017 Jul. 31(1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31(1)	2016 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,084	$1,035	$1,426	$3,512	$3,320
After-tax impact of items of note (2)		69	20	(369)	(152)	(301)
Adjusted net income attributable to common shareholders (3)	B	$1,153	$1,055	$1,057	$3,360	$3,019
Diluted weighted-average common shares outstanding (thousands)	C	416,385	400,577	395,328	405,139	395,975
Reported diluted EPS ($)	A/C	$2.60	$2.59	$3.61	$8.67	$8.38
Adjusted diluted EPS ($) (3)	B/C	2.77	2.64	2.67	8.29	7.62
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$26,447	$23,932	$21,198	$24,356	$21,111
Reported return on common shareholders’ equity	A/D(4)	16.3%	17.7%	26.8%	19.3%	21.0%
Adjusted return on common shareholders’ equity (3)	B/D(4)	17.3%	18.1%	19.8%	18.4%	19.1%

$ millions, for the three months ended		Canadian Retail and Business Banking	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Reported net income (loss)	$719	$136	$40	$252	$(50)	$1,097
Jul. 31(1)	After-tax impact of items of note (2)	1	—	4	—	64	69
	Adjusted net income (3)	$720	$136	$44	$252	$14	$1,166
2017	Reported net income (loss)	$647	$153	$26	$267	$(43)	$1,050
Apr. 30(5)	After-tax impact of items of note (2)	1	—	1	—	18	20
	Adjusted net income (loss) (3)	$648	$153	$27	$267	$(25)	$1,070
2016	Reported net income (loss)	$666	$506	$23	$281	$(35)	$1,441
Jul. 31(5)	After-tax impact of items of note (2)	1	(382)	2	9	1	(369)
	Adjusted net income (loss) (3)	$667	$124	$25	$290	$(34)	$1,072

$ millions, for the nine months ended
2017	Reported net income (loss)	$2,319	$419	$94	$865	$(143)	$3,554
Jul. 31(1)	After-tax impact of items of note (2)	(242)	—	7	—	83	(152)
	Adjusted net income (loss) (3)	$2,077	$419	$101	$865	$(60)	$3,402
2016	Reported net income (loss)	$2,002	$742	$62	$734	$(176)	$3,364
Jul. 31(5)	After-tax impact of items of note (2)	(26)	(380)	5	21	79	(301)
	Adjusted net income (loss) (3)	$1,976	$362	$67	$755	$(97)	$3,063
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. The results of The PrivateBank are included in the U.S. Commercial Banking and Wealth Management strategic business unit. See “Significant events” for additional details.
(2)	Reflects impact of items of note below.
(3)	Non-GAAP measure.
(4)	Annualized.
(5)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “Significant events” section in our Report to Shareholders for the Third Quarter, 2017, for additional details.

Items of note

	For the three months ended			For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
Gain on the sale and lease back of certain retail properties	$—	$—	$—	$(299)	$—
Gain, net of related transaction costs, on the sale of our minority investment in ACI	—	—	(428)	—	(428)
Gain, net of related transaction and severance costs, on the sale of a processing centre	—	—	—	—	(53)
Gain from the structured credit run-off business (1)	—	—	(28)	—	(12)
Amortization of intangible assets	10	6	7	22	23
Transaction and integration-related costs associated with the acquisition of The PrivateBank (2)	38	20	—	58	—
Increase in legal provisions	45	—	—	45	77
Increase in collective allowance recognized in Corporate and Other (3)	—	—	—	—	109
Loan losses in our exited European leveraged finance portfolio	—	—	40	—	40
Pre-tax impact of items of note on net income	93	26	(409)	(174)	(244)
Income tax impact on above items of note	(24)	(6)	40	22	(12)
Income tax recovery due to the settlement of transfer pricing-related matters	—	—	—	—	(30)
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	—	—	—	—	(15)
After-tax impact of items of note on net income	$69	$20	$(369)	$(152)	$(301)
(1)	Shown as an item of note through to October 31, 2016.
(2)	Transaction costs include legal and other advisory fees, as well as financing costs associated with: (i) pre-funding the cash component of the merger consideration; and (ii) interest incurred on the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for integrating the businesses of The PrivateBank with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, consulting fees and marketing costs related to rebranding activities.
(3)	Relates to the collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective strategic business units.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the quarter:

•	The PrivateBank announced plans for US$10 million in charitable donations as part of a three-year US$3 billion Community Development Plan to support the communities it serves;

•	More than 80 Team CIBC cyclists raised $900,000 during this year’s Tour CIBC Charles-Bruneau in support of Quebec’s Fondation Charles-Bruneau for children affected by cancer; and

•	CIBC announced its sponsorship of the Toronto 2017 Invictus Games as Signature Sponsor of Team Canada and the Games’ Alumni Program.

During the quarter, CIBC was:

•	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights; and

•	Named one of Canada’s 50 Most Engaged Workplaces by Achievers.

In the quarter, CIBC announced the name of its new global headquarters, CIBC Square. As the anchor tenant of the state-of-the-art urban campus, CIBC will bring together 15,000 of the bank’s Toronto-area employees into a leading-edge technology-enabled and collaborative work environment.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2016 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2017” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2017” section of our 2016 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 40 of our 2016 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 4944204#) and French (514-861-2255, or toll-free 1-888-789-9572, passcode 2581010#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2017 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2734172#) and French (514-861-2272 or 1-800-408-3053, passcode 2661311#) until 11:59 p.m. (ET) August 31, 2017. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Amy South, SVP	416-594-7386	amy.south@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com
Media Enquiries: Financial, business and trade media may contact:
Erica Belling	416-594-7251	erica.belling@cibc.com
Caroline Van Hasselt	416-784-6699	caroline.vanhasselt@cibc.com